Endeavour Silver Produces 5.4 Million oz Silver and 57,375 oz Gold in 2016

VANCOUVER, BC -- (Marketwired - January 10, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports 2016 production of 5.4 million ounces (oz) silver and 57,375 oz gold, slightly above guidance on gold and slightly below guidance on silver. Silver equivalent production totalled 9.7 million oz at a 75:1 silver: gold ratio, in line with guidance.

Silver production in the Fourth Quarter, 2016 was 1,088,845 oz and gold production was 44,402 oz, for silver equivalent production of 1.9 million oz. Endeavour owns and operates three silver mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State.

Production Highlights for Fiscal 2016 (Compared to Fiscal 2015)

--  Silver production decreased 24% year-on-year at 5,435,407 oz
--  Gold production decreased 4% to 57,375 oz
--  Silver equivalent production was 9.7 million oz (at a 75:1 silver: gold ratio)
--  Silver ounces sold totalled 5,152,031 oz
--  Gold ounces sold totalled 55,851 oz
--  Bullion inventory at year-end included 311,625 oz silver and 665 oz gold
--  Concentrate inventory at year-end included 18,962 oz silver and 218 oz gold

Production Highlights for Fourth Quarter, 2016 (Compared to Fourth Quarter, 2015)

--  Silver production decreased 37% to 1,088,845 oz
--  Gold production decreased 26% to 11,402 oz
--  Silver equivalent production was 1.9 million oz (at a 75:1 silver: gold ratio)
--  Silver ounces sold totalled 946,456 oz
--  Gold ounces sold totalled 11,004oz

Bradford Cooke, CEO, commented, "Last year, Endeavour's silver and gold production were significantly higher than our initial production guidance thanks to the turnaround in precious metal prices which allowed management to revise our production guidance upwards in July. I am pleased to say our operations team responded well and in general met the upward revised production targets in 2016.

"However, production was down year on year due to our decisions in January to significantly reduce spending on exploration and development in 2016 at low metal prices, which reduced our mine access and therefore metal production. We reversed those decisions at the end of the second quarter and restarted our exploration and development programs to once again expand resources and access reserves.

"We also acquired two high grade silver-gold development projects in the historic silver mining districts of Zacatecas and Parral, Mexico and advanced our exciting new discovery on the Terronera property. The company is now in a position to potentially build three new mines over the next three years to fuel Endeavour's next phase of organic growth."

Operating Highlights for 2016

Consolidated Production

----------------------------------------------------------------------------
 Three Months Ended December      Q4 2016
             31                  Highlights        Year Ended December 31

   2016      2015   % Change                      2016      2015    % Change
----------------------------------------------------------------------------
                                 Throughput
 317,555   408,092    (22%)       (tonnes)     1,458,917  1,565,507   (7%)
                               Silver ounces
1,088,845 1,732,765   (37%)       produced     5,435,407  7,178,666   (24%)
                                Gold ounces
  11,402    15,433    (26%)       produced       57,375    59,990     (4%)
                               Payable silver
1,064,827 1,686,330   (37%)    ounces produced 5,308,026  6,991,639   (24%)
                                Payable gold
  11,059    15,073    (27%)    ounces produced   55,716    58,585     (5%)
                             Silver equivalent
                                   ounces
1,943,995 2,813,075   (31%)      produced(1)   9,738,532 11,377,966   (14%)
                               Silver ounces
 946,456  1,682,572   (44%)         sold       5,152,031  7,301,698   (29%)
  11,004    15,255    (28%)   Gold ounces sold   55,851    59,450     (6%)
----------------------------------------------------------------------------

2016 Production by Mine

----------------------------------------------------------------------------
Production                        Tonnes     Tonnes      Grade      Grade
by mine                          Produced    per day   Ag gpt(1)  Au gpt(1)
----------------------------------------------------------------------------
Guanaceví                         367,441     1,007       232       0.51
Bolañitos                         507,704     1,391       81        2.31
El Cubo                           583,772     1,599       123       1.41
----------------------------------------------------------------------------
Consolidated                     1,458,917    3,997       136       1.50
----------------------------------------------------------------------------

--------------------------------------------------------------------------
Production                      Recovery   Recovery    Silver      Gold
by mine                           Ag %       Au %        Oz         Oz
--------------------------------------------------------------------------
Guanaceví                         86.3%      88.4%    2,364,045    5,328
Bolañitos                         79.6%      81.5%    1,052,617   30,720
El Cubo                           87.4%      80.6%    2,018,745   21,327
--------------------------------------------------------------------------
Consolidated                      85.3%      81.7%    5,435,407   57,375
--------------------------------------------------------------------------

Fourth Quarter Production by Mine

----------------------------------------------------------------------------
Production                        Tonnes     Tonnes      Grade      Grade
by mine                          Produced    per day   Ag gpt(1)  Au gpt(1)
----------------------------------------------------------------------------
Guanaceví                         87,850       955        211       0.49
Bolañitos                         101,568     1,104       71        2.22
El Cubo                           128,137     1,393       103       1.24
----------------------------------------------------------------------------
Consolidated                      317,555     3,452       123       1.35
----------------------------------------------------------------------------

--------------------------------------------------------------------------
Production                      Recovery   Recovery    Silver      Gold
by mine                           Ag %       Au %        Oz         Oz
--------------------------------------------------------------------------
Guanaceví                         90.7%      89.0%     540,708     1,232
Bolañitos                         80.1%      81.7%     185,813     5,926
El Cubo                           85.4%      83.1%     362,324     4,244
--------------------------------------------------------------------------
Consolidated                      87.0%      83.0%    1,088,845   11,402
--------------------------------------------------------------------------

1.  2016 silver equivalents based on a 75:1 gold:silver ratio; 2015 silver equivalents based on a 70:1 gold:silver ratio
2.  gpt = grams per tonnes

Guanaceví Mine

--  Silver and gold production fell short of guidance in 2016 due to lower throughput and grades, partly offset by higher recoveries
--  Completed 9.7 kilometres (km) of underground mine development
--  Planted 10,100 trees and received annual "Socially Responsible Company"
    Award

Bolañitos Mine

--  Silver and gold production exceeded guidance due to higher throughput, partially offset by lower silver grades and gold-silver recoveries
--  Completed 2.3 km of underground mine development
--  Planted 7,400 trees and received annual "Socially Responsible Company"
    Award

El Cubo Mine

--  Silver and gold production exceeded guidance due to higher throughput, partly offset by lower gold recoveries
--  Completed 4.1 km of underground mine development
--  Planted 7,250 trees and received annual "Socially Responsible Company"
    Award

Terronera

--  Planted 10,000 trees

Endeavour expects to release updated reserve and resource estimates and 2017 production and cost guidance within the next two weeks.

About Endeavour - Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver equivalents in 2016. Development of Endeavour's high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas mine and plant in Zacatecas state, and the prospective Parral properties in Chihuahua state should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com